Mail Stop 3561

May 3, 2007

Mr. Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Suite 1800 – 1500 West Georgia
Vancouver BC Canada V6G 2Z6

> **Re:** **Leading Brands, Inc.**
> **Form 20-F for the Fiscal Year Ended February 28, 2006**
> **Filed May 31, 2006**
> **File No. 0-19884**

Dear Mr. McRae:

We have reviewed your response letter filed on March 29, 2007 to our comment letter dated February 28, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended February 28, 2006

Note 14. Gain on Contract Settlement

1. We have reviewed your response to prior comment 6 in our letter dated February 28, 2007. Please confirm that you will disclose in future filings the nature and amounts of each material contract settlement gain and/or loss.

Note 15. Income Taxes

2. We have reviewed your response to prior comment 7 in our letter dated February 28, 2007. Since your future income tax assets comprise a significant portion of your total assets, please provide us with the following information regarding the realizability of your future income tax assets:

- The minimum amount of future taxable income that would need to be generated to realize the future income tax assets and whether the existing levels of pretax earnings for financial reporting purposes are sufficient to generate that minimum amount of future taxable income;

- The operating improvements necessary to realize the future income tax assets;

- The historical relationship between pretax earnings for financial reporting purposes and taxable income for income tax purposes, including the nature and amount of material differences between such amounts. You may consider using a table format to reconcile pretax income and taxable income for each year the financial statements are presented;

- The expected timing of reversal of significant future income tax assets arising from deductible temporary differences; and

- The tax planning strategies that would be available to generate future taxable income if you were unable to generate sufficient future taxable income from ordinary and recurring operations.

<u>Note 20. Differences Between Canadian and United States Generally Accepted Accounting Principles</u>

3. We have reviewed your response to prior comment 9 in our letter dated February 28, 2007 and continue to believe that the 788,504 modified options do not qualify for variable accounting under U.S. GAAP since the exercise price was not reduced. Since the options had no intrinsic value at the new measurement date, we believe there should be no additional compensation expense recognized under Question 10 of FIN 44. Considering the weighted average remaining contractual life of those options was less than one year as of February 28, 2006, please tell us if any of the 788,504 options were modified subsequent to February 28, 2006. Please also clarify your assertion that there was no practical way to ascertain whether the exercise price was fixed or whether further modifications would occur subsequent to the modification. In supporting your position, please tell us the reasons for the repricings and confirm whether or not they were made to comply with regulatory provisions or to achieve tax benefits for the grantees.

4. We have reviewed your response to prior comment 10 in our letter dated February 28, 2007. Please clarify why there were no timing differences for the treatment of website development costs in your Canadian-U.S. GAAP net income reconciliation. If you incurred website development costs during fiscal 2005, for example, we would expect those costs to be fully expensed in fiscal 2005 under U.S. GAAP but amortized for Canadian GAAP purposes during fiscal 2004 and, likely, fiscal 2005 resulting in net income differences for both fiscal years.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief